

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 19, 2017

Marco Alfonsi
Chief Executive Officer
WRAPmail, Inc.
445 NE 12th Ave.
Fort Lauderdale, FL 33301

   Re: **WRAPmail, Inc.**
       Preliminary Information Statement on Schedule 14C
       Filed May 5, 2017
       File No. 000-55753

Dear Mr. Alfonsi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Maryse Mills-Apenteng

           Maryse Mills-Apenteng
           Special Counsel
           Office of Information
           Technologies and Services

cc: Gina Austin and Arden Anderson
    Austin Legal Group, APC